UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 4)

Dawson Geophysical Company
(Name of Subject Company)

Dawson Geophysical Company
(Name of Person Filing Statement)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

239360100

(CUSIP Number of Class of Securities)

Stephen C. Jumper

President and Chief Executive Officer

Dawson Geophysical Company

508 West Wall, Suite 800

Midland, Texas 79701

(432) 684-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person Filing Statement)

Copies to:
Grant Everett Baker Botts L.L.P. 2001 Ross Avenue, Suite 900 Dallas, TX 75201 (214) 953-6500	Michael S. Telle Vinson & Elkins L.L.P. 1001 Fannin Street, Suite 2500 Houston, TX 77002 (713) 758-2222

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 (this “Amendment No. 4”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the U.S. Securities and Exchange Commission on November 1, 2021 (together with any amendments and supplements hereto, including this Amendment No. 4, the “Schedule 14D-9”) by Dawson Geophysical Company, a Texas corporation (“Dawson” or the “Company”). The Schedule 14D-9 relates to the tender offer by WB Acquisitions Inc. (the “Offeror”), a Delaware corporation and a subsidiary of Wilks Brothers, LLC (“Parent”), a Texas limited liability company, on behalf of Parent, to purchase, subject to certain conditions, all of the issued and outstanding shares (the “Shares”) of common stock, par value $0.01 per share, of Dawson, at a purchase price of $2.34 per Share in cash, without interest and less any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 1, 2021 (together with any amendments and supplements thereto, the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1) to the Schedule 14D-9 and in the related Letter of Transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(2) to the Schedule 14D-9, which, together with any other related materials, as each may be amended or supplemented from time to time, collectively constitute the “Offer,” pursuant to the Agreement and Plan of Merger, dated as of October 25, 2021, as amended, by and among Parent, the Offeror and the Company.

Except to the extent specifically provided in this Amendment No. 4, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 4. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

This Amendment No. 4 is being filed to amend and supplement the Schedule 14D-9 as reflected below.

Item 8.	Additional Information.

“Item 8. Additional Information” of the Schedule 14D-9 is hereby amended and supplemented by adding the following after the end of the subsection titled “Cautionary Note Regarding Forward-Looking Statements” of Item 8 of the Schedule 14D-9:

“Final Results of the Offer and Completion of the Merger

The Offer expired at the end of the day on January 14, 2022. American Stock Transfer & Trust Company LLC, in its capacity as depositary and paying agent for the Offer, has advised Parent and the Offeror that a total of 15,285,001 Shares were validly tendered and not validly withdrawn (excluding Shares tendered pursuant to guaranteed delivery procedures that were delivered in satisfaction of such guarantee) pursuant to the Offer as of the Expiration Date (as defined in the Offer), which when combined with the 2,094,237 Shares owned by Parent and its affiliates (the “Parent Shares”), represents approximately 73.5% of the outstanding Shares. In addition, Notices of Guaranteed Delivery were delivered for 342,452 Shares, representing approximately 1.4% of the outstanding Shares, which Shares will also be purchased by Merger Sub provided such Shares are delivered in satisfaction of such guarantee.

The number of Shares validly tendered and not properly withdrawn pursuant to the Offer, when combined with the Parent Shares, satisfies the 66.67% Minimum Condition. All Conditions to the Offer having been satisfied or waived, the Offeror irrevocably accepted for payment all such Shares validly tendered into and not withdrawn from the Offer and will promptly pay for all such Shares in accordance with the Offer.

Pursuant to the terms of the Merger Agreement, the Company intends to file the definitive proxy statement as soon as practicable to duly convene and hold the Company Shareholders Meeting and solicit the Company Shareholder Approval.

On January 18, 2022, the Company issued a press release announcing the expiration and results of the Offer. The full text of the press release is included as Exhibit (a)(11) hereto and is incorporated herein by reference.”

Item 9.                Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

(a)(11)	Press Release Announcing Expiration and Results of the Offer, dated January 18, 2022.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

DAWSON GEOPHYSICAL COMPANY

	By:	/s/ Stephen C. Jumper
	Name:	Stephen C. Jumper
	Title:	President and Chief Executive Officer

Dated: January 18, 2022

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